January 19, 2018

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4720

Washington D.C.  20549

Attention:  Mr. Michael Clampitt, Staff Attorney

Re:Ministry Partners Investment Company, LLC

Registration Statement on Form S-1 filed December 8, 2017, as amended

File No.:  333-221954

Dear Mr. Clampitt:

The undersigned Registrant of the above-captioned issuer, Ministry Partners Investment Company, LLC, hereby requests that the effectiveness of the above-referenced Registration Statement for the sale of up to $90.0 million of Registrant’s Class 1A Notes be accelerated so that the Registration Statement will become effective by January 26, 2018 at 2:00 p.m. (Eastern Time), or as soon thereafter as practicable.

The Registrant acknowledges to the Commission that:

1.Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.The Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

/s/ Joseph W. Turner, Jr.

Joseph W. Turner, Jr., President

915 W. Imperial Hwy., Suite 120, Brea, CA 92821

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